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                                                                    EXHIBIT 99.1

                                  RISK FACTORS

         An investment in our common stock involves a high degree of risk. You should consider carefully all of the information contained in this report and, in particular, the following risk factors before making an investment decision with respect to our common stock.

RECENTLY ENACTED FEDERAL LAW IMPOSES AN 18-MONTH MORATORIUM ON THE DEVELOPMENT OF PHYSICIAN-OWNED SPECIALTY HOSPITALS AND RESTRICTS SOME ACTIVITIES OF EXISTING SPECIALTY HOSPITALS.

         The federal physician self-referral law, commonly referred to as the Stark Law, generally prohibits a physician from making a referral for designated health services, including some radiology services and inpatient and outpatient services, to hospitals or other providers with which the physician has a financial relationship unless the relationship meets the criteria of a specified exception. There are various exceptions to the general self-referral prohibition, one of which permits physicians to make a referral to a hospital in which he or she has an ownership interest if (1) the physician is authorized to perform services at that hospital and (2) the ownership interest is in the entire hospital, as opposed to a department or subdivision of the hospital. This is commonly referred to as the "whole hospital exception." The United States Congress recently passed and President Bush signed into law the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the "Medicare Modernization Act"), which contains a provision that restricts reliance upon the whole hospital exception for an 18-month period by new "specialty hospitals," as such hospitals are defined by the Medicare Modernization Act. In addition, the Medicare Modernization Act prohibits an existing specialty hospital from increasing the number of physician investors existing as of November 18, 2003, changing or increasing its area of specialization; expanding beyond its main campus or increasing the total number of beds more than 50% of above the number of beds as of November 18, 2003.

         The Medicare Modernization Act defines the term "specialty hospital" as a hospital primarily or exclusively engaged in the care and treatment of certain specified patients, including those with a cardiac condition, and directs the Secretary of the Department of Health and Human Services, or HHS, to issue regulations interpreting this and other provisions of the Medicare Modernization Act. Although we do not yet know how the HHS regulations will interpret the definition of "speciality hospital," it is likely that most, if not all, of our hospitals will fall within the final definition. However, the limitations imposed by the Medicare Modernization Act on the whole hospital exception do not apply to specialty hospitals that were in operation or under development on November 18, 2003. Thus, even if our hospitals are categorized as speciality hospitals for purposes of the Medicare Modernization Act, we do not believe the law will restrict the operations, as they currently exist, of our eleven hospitals in operation nor the opening and operation of our hospitals under development in San Antonio, Texas and Lafayette, Louisiana. Assuming each of our hospitals in operation or under development at November 18, 2003 is categorized as a specialty hospital, the moratorium imposed by the Medicare Modernization Act will prohibit us from:

         o  increasing the number of physician investors in any hospital;

         o  increasing by more than 50% the number of beds in any hospital; or

         o  changing or adding to the areas of specialization of any hospital.

         During the moratorium period, the Medicare Payment Advisory Commission, or MedPac, in consultation with the Comptroller General of the United States, and the Secretary of HHS are to conduct studies and develop recommendations addressing various aspect of speciality hospital operations and their relationship to full-service community hospitals. Absent further congressional action, the limitations on use of the whole hospital exception will lapse automatically on June 8, 2005.

         The reports on specialty hospitals to be issued by MedPac and HHS may contain findings which will influence future legislative and regulatory developments. Moreover, the regulations to be promulgated by HHS interpreting the Medicare Modernization Act, amendments to the Medicare Modernization Act, the Stark Law or other legislation could require us to modify the manner in which we establish relationships with physicians and operate or develop our hospitals. Even without further legislative or regulatory developments, the 18-month moratorium on the development of new physician-owned specialty hospitals and the limitation on bringing additional physician investors into to existing specialty hospitals may adversely affect our operations by curtailing some of our hospital development activities as currently configured and potentially restricting our ability to attract new physician investors.

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IF THE ANTI-KICKBACK, PHYSICIAN SELF-REFERRAL OR OTHER FRAUD AND ABUSE LAWS ARE
MODIFIED, INTERPRETED DIFFERENTLY OR IF OTHER REGULATORY RESTRICTIONS BECOME EFFECTIVE, WE COULD INCUR SIGNIFICANT SANCTIONS AND LOSS OF REIMBURSEMENT OR BE REQUIRED TO REVISE OR RESTRUCTURE ASPECTS OF OUR BUSINESS ARRANGEMENTS.

         The federal anti-kickback statute prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring items or services payable by Medicare, Medicaid or any other federal healthcare program. The anti-kickback statute also prohibits any form of remuneration in return for purchasing, leasing or ordering or arranging for or recommending the purchasing, leasing or ordering of items or services payable by these programs. The anti-kickback statute is very broad in scope and many of its provisions have not been uniformly or definitively interpreted by existing case law, regulations or advisory opinions. Violations of the anti-kickback statute may result in substantial civil or criminal penalties, including criminal fines of up to $25,000 for each violation or imprisonment and civil penalties of up to $50,000 for each violation, plus three times the amount claimed and exclusion from participation in the Medicare, Medicaid and other federal healthcare reimbursement programs. Any exclusion of our hospitals or diagnostic and therapeutic facilities from these programs would result in significant reductions in revenue and would have a material adverse effect on our business.

         The requirements of the federal physician self-referral law, the Stark Law, are very complex and federal regulations have not yet been issued to implement all of its provisions. There are various ownership and compensation arrangement exceptions to the self-referral prohibition. Our hospitals rely upon the whole hospital exception to accept referrals from physician investors. Another exception that permits physicians who own shares of our common stock to make referrals to our hospitals is the exception for ownership of publicly traded securities in a company such as ours that has stockholders' equity exceeding $75.0 million at the end of its most recent fiscal year or on average during the three previous fiscal years. This exception applies if the physician acquired the security on terms generally available to the public and the security is traded on one of the major exchanges. A new regulatory provision has delayed implementation of one part of Phase I of the Stark II regulations until January 7, 2004, and Phase II of the Stark II regulations are expected to be issued during 2004. The Stark II regulations, as well as possible amendments to the Stark Law in addition to those described above with respect to the Medicare Modernization Act, the federal anti-kickback law or other applicable regulations could require us to change or adversely impact the manner in which we establish relationships with physicians to develop and operate a hospital, as well as our other business relationships such as joint ventures and physician practice management arrangements. Moreover, many states in which we operate also have adopted, or are considering adopting, similar or more restrictive physician self-referral laws. Some of these laws prohibit referrals of patients by physicians in certain cases and others require disclosure of the physician's interest in the healthcare facility if the physician refers a patient to the facility. Some of these state laws apply even if the payment for care does not come from the government.

OUR SUBSTANTIAL DEBT COULD ADVERSELY AFFECT OUR CASH FLOW, LIMIT OUR FLEXIBILITY TO RAISE ADDITIONAL CAPITAL AND DEVELOP NEW HOSPITALS.

         As of September 30, 2003, we had total long-term debt of approximately $361.0 million, or approximately 57.7% of our total capitalization, and had guaranteed $18.7 million of the debt of an unconsolidated hospital subsidiary. Our operating income and cash flow relative to our level of indebtedness and interest expense could restrict our operations and have other important consequences to the Company. For example, it could:

o require us to dedicate a substantial portion of our cash flow from operations to make payments on our debt, reducing the availability of our cash flow to fund future capital expenditures, working capital, execution of our growth strategy and other general corporate requirements;

o increase our vulnerability to general adverse economic and industry conditions and adverse changes in governmental regulations;

o limit our flexibility in planning for, or reacting to, changes in our business; and

o limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity.

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REDUCTIONS OR CHANGES IN REIMBURSEMENT FROM GOVERNMENT OR THIRD-PARTY PAYORS
COULD ADVERSELY IMPACT OUR OPERATING RESULTS.

         During fiscal years 2003, 2002, and 2001, we derived, 51.6%, 52.1% and 50.3%, respectively, of our net revenue from the Medicare and Medicaid programs. We derived an even higher percentage of our net revenue in each of these fiscal years from these programs in our hospital division, which for our most recent fiscal year represented 87.8% of our net revenue. Our operating results may be adversely affected by changes in laws or regulations governing the Medicare and Medicaid programs.

         Historically, Congress and some state legislatures have, from time to time, proposed significant changes in the healthcare system. Many of these changes have resulted in limitations on, and in some cases, significant reductions in the levels of, payments to healthcare providers for services under many government reimbursement programs. Future federal and state legislation or action by government agencies may significantly reduce the payments we receive for our services to patients covered by Medicare and Medicaid.

         Our relationships with third-party payors, such as health maintenance organizations and preferred provider organizations, are generally governed by negotiated agreements. These agreements set forth the amounts we are entitled to receive for our services. We could be adversely affected in some of the markets where we operate if we are unable to negotiate and maintain favorable agreements with third-party payors. Third-party payors have undertaken cost-containment initiatives during the past several years, including revising payment methods, monitoring healthcare expenditures and anti-fraud initiatives. We may not be able to maintain existing relationships or establish new relationships with third-party payors on favorable terms.

WE MAY EXPERIENCE UNANTICIPATED DELAYS IN DEVELOPING NEW HOSPITALS OR IN ACHIEVING EXPECTED OPERATING RESULTS FOR NEW HOSPITALS.

         In fiscal 2003, our hospital division accounted for 87.8% of our net revenue, and we expect this percentage to increase as we develop additional hospitals. We currently have two hospitals under development, having recently opened our eleventh hospital in October 2003. Our development strategy depends on our ability to identify attractive markets in which to open new hospitals. We may have difficulty in identifying potential markets that satisfy our criteria for developing a new hospital. Identifying physician and community hospital partners and negotiating and implementing the terms of a hospital with them can be a lengthy and complex process. As a result, we may not be able to develop new hospitals at the rate we currently anticipate. Moreover, the Medicare Modernization Act imposes an 18-month moratorium on the development of physician-owned "specialty hospitals."

         Opening a new hospital also requires us to incur operating losses for a period of time, as well as pre-opening expenses. Our initial rate of growth in local market share and net revenue varies from market to market depending upon the time of year the hospital opens, our ability to educate physicians in the market about the benefits of our approach to patient care, the patient demographics of a particular market, the number and type of competitors in the market and their reactions to increased competition and the number and type of payors. This variability makes it difficult for us to accurately forecast how long it will take for a particular hospital to begin achieving positive operating results. The number of quarters required for our hospitals to begin generating operating income has ranged from one to five. However, the period of time for a new hospital to achieve positive operating results could be substantially longer. Through September 30, 2003 the cumulative operating income
(loss), including pre-opening expenses, generated by our hospitals has ranged from cumulative operating income of $22.6 million to cumulative operating losses of $23.6 million. Moreover, delays in completing construction or receiving required regulatory approvals has caused and may in the future cause unanticipated delays in opening a hospital, resulting in higher than expected pre-opening expenses. The pre-opening expenses for our six most recently opened hospitals have ranged from $3.3 million to $6.5 million.

         Our growth strategy will also increase demands on our management, operational and financial information systems and other resources. To accommodate our growth, we will need to continue to implement operational and financial information systems and controls, and expand, train, manage and motivate our employees. Our personnel, information systems, procedures or controls may not adequately support our operations in the future. Failure to recruit and retain strong management, implement operational and financial information systems and controls, or expand, train, manage or motivate our workforce, could lead to delays in developing and achieving expected operating results for new hospitals.

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LOSSES INCURRED BY NEW HOSPITALS DURING THEIR EARLY YEARS OF OPERATIONS COULD
LEAD TO VOLATILITY IN OUR RESULTS OF OPERATIONS.

         Because our hospitals are owned as joint ventures, each hospital's earnings and losses are generally allocated for accounting purposes to us and our physician and community hospital partners based on our and their ownership percentages in the hospital. If, however, the cumulative losses of a hospital exceed the total of the capital we and they contributed to the hospital when we formed it and any additional amounts of capital they have agreed to contribute to the hospital, accounting principles generally accepted in the United States require us to recognize a disproportionately higher share, up to 100%, of the hospital's losses, instead of the smaller pro-rata share of the losses that normally would be allocated to us based upon our percentage ownership. This allocation to us of a greater share of a hospital's losses could lead to volatility in our results of operations and would increase our net losses in a particular reporting period. When the same hospital has income, we will recognize a disproportionately higher share, up to 100%, of that income to the extent we have previously recognized a greater share of the hospital's losses. This allocation to us of a greater share of a hospital's earnings could lead to volatility in our results of operations and would increase our net earnings in a particular reporting period.

         The determination of our at risk capital position is based on the specific terms of each hospital's operating agreement, including each partner's contributed capital and obligation to provide working capital loans, contribute additional capital, or to guarantee the outstanding obligations of the hospital. During each of our last three fiscal years, our reported earnings (losses) allocated to minority interests was $(5.5) million in 2003, $10.5 million in 2002 and $14.2 million in 2001, and would have been $(512,000), $12.5 million and $16.7 million, respectively, had we not recognized disproportionate allocations as described above. Therefore, for fiscal years 2003, 2002 and 2001 our reported income (loss) before income taxes of $(60.0) million, $27.3 million and $1.4 million, respectively, would have been $(55.0) million, $25.3 million and $(1.1) million.

         As of September 30, 2003 we had one operating hospital which we did not consolidate in our financial statements. As of September 30, 2003, the aggregate amount of the cumulative earnings of this one hospital was $10.9 million, and therefore no amounts were allocated to us in excess of our share of income based upon our percentage ownership. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of this risk and other aspects of our business operations and strategy that could lead to volatility in our results of operations.

WE DEPEND ON OUR RELATIONSHIPS WITH THE PHYSICIANS WHO USE OUR FACILITIES.

         Our business depends upon the efforts and success of the physicians who provide healthcare services at our facilities and the strength of our relationships with these physicians. We generally do not employ any practicing physicians at any of our hospitals or other facilities. Each member of the medical staffs at our hospitals may also serve on the medical staffs of, and practice at, hospitals not owned by us.

         At each of our hospitals, our business could be adversely affected if a significant number of key physicians or a group of physicians:

o terminated their relationship with, or reduced their use of, our facilities,

o failed to maintain the quality of care provided or to otherwise adhere to the legal professional standards or the legal requirements for the granting and renewal of privileges at our hospitals or other facilities,

o    suffered any damage to their reputation,

o    exited the market entirely, or

o    experienced major changes in its composition or leadership.

         Based upon our management's general knowledge of the operations of our hospitals, we believe that, consistent with most hospitals in our industry, a significant portion of the patient admissions at most of our hospitals are attributable to approximately 20% of the total number of physicians on the hospital's medical staff. The medical staff at each hospital ranges from 250 to 300 physicians depending upon the size of the hospital and the number of practicing physicians in the

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\
market. If we fail to maintain our relationships with the physicians in this group at a particular hospital, many of whom are investors in our hospitals, the revenues of that hospital would be reduced. None of the physicians practicing at our hospitals has a legal commitment, or any other obligation or arrangement, that requires the physician to refer patients to any of our hospitals or other facilities.

OUR HOSPITALS AND OTHER FACILITIES FACE COMPETITION FOR PATIENTS FROM OTHER HEALTHCARE COMPANIES.

         The healthcare industry is highly competitive. Our hospitals face competition for patients from other hospitals in our markets. In some of our markets, such as Sioux Falls, South Dakota, we may have only one competitor. In other markets, such as Phoenix, Arizona, our hospitals compete for patients with the programs of numerous other hospitals in the same market. In most of our markets we compete for market share of cardiovascular and other healthcare procedures that are the focus of our hospitals with three to six hospitals. Some of these hospitals are part of large for profit or not-for-profit hospital systems with greater financial resources than we have available to us and have been operating in the markets they serve for many years. When we open a new hospital, we generally will not be successful unless we capture significant market share for cardiovascular procedures from existing hospitals already operating in the market. Our diagnostic and therapeutic facilities similarly face competition from other healthcare providers in their respective markets.

A SHORTAGE OF QUALIFIED NURSES COULD AFFECT OUR ABILITY TO GROW AND DELIVER QUALITY, COST-EFFECTIVE CARDIOVASCULAR CARE SERVICES.

         We depend on qualified nurses to provide quality service to patients in our hospitals. There is currently a shortage of qualified nurses in the markets where we operate our hospitals. This shortage of qualified nurses and the more stressful working conditions it creates for those remaining in the profession are increasingly viewed as a threat to patient safety and may trigger the adoption of state and federal laws and regulations intended to reduce that risk. For example, some states have adopted or are considering legislation that would prohibit forced overtime for nurses and/or establish mandatory staffing level requirements. Growing numbers of nurses are also joining unions that threaten and sometimes call work stoppages.

         We employ between 95 and 205 nurses at each of our hospitals with the number employed at a particular hospital depending upon the size of the hospital, the stage of the hospital's development and the hospital's patient census. When we need to hire a replacement member of our nursing staff, it can take as long as six weeks to recruit for the position. We estimate the cost of recruiting and training a replacement nurse to be between $10,000 and $20,000.

         In response to the shortage of qualified nurses, we have increased and are likely to have to continue to increase our wages and benefits to recruit and retain nurses or to engage expensive contract nurses until we hire permanent staff nurses. For example, during fiscal 2003, we experienced increases in our hourly wages paid to nursing staff at our hospitals that ranged from 1.8% to 18.9%. We may not be able to increase the rates we charge to offset these increased costs. The shortage of qualified nurses has in the past and may in the future delay our ability to achieve our operational goals at a new hospital on schedule by limiting the number of patient beds available during the start-up phase of the hospital. The shortage of nurses also makes it difficult for us in some markets to reduce personnel expense at our hospitals by implementing a reduction in the size of the nursing staff during periods of reduced patient admissions and procedure volumes.

WE MAY BE REQUIRED TO ACQUIRE AND IMPLEMENT COSTLY NEW INFORMATION SYSTEMS TO COMPLY WITH NEW FEDERAL AND STATE LEGISLATIVE EFFORTS AND REGULATORY INITIATIVES RELATING TO PATIENT PRIVACY, SECURITY OF MEDICAL INFORMATION, AND ELECTRONIC TRANSACTIONS.

         There are currently numerous legislative and regulatory initiatives at the state and federal levels addressing concerns about the privacy and security of patient medical information and regulating the manner in which standard transactions within the healthcare industry must be processed. In particular, the Health Insurance Portability and Accountability Act of 1996, or HIPPA, contains provisions that will require our healthcare facilities to upgrade computer systems and to adopt new business procedures designed to protect the privacy and security of each of our patient's individual health information and to process claims and perform other healthcare transactions electronically. The security, privacy, and standard electronic transactions regulations are expected to have a significant financial impact on the healthcare industry because they impose extensive new requirements and restrictions on the use and disclosure of identifiable patient information. Much of the required upgrading of our computer systems will

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be done as part of the normal annual maintenance and upgrade of our software and be included in the maintenance fees we pay our software vendor. If we fail to comply with the new regulations under HIPAA, we could suffer civil penalties up to $25,000 per calendar year for each violation and criminal penalties with fines up to $250,000 per violation.

IF WE FAIL TO COMPLY WITH THE EXTENSIVE LAWS AND GOVERNMENT REGULATIONS APPLICABLE TO US, WE COULD SUFFER PENALTIES OR BE REQUIRED TO MAKE SIGNIFICANT CHANGES TO OUR OPERATIONS.

         We are required to comply with extensive and complex laws and regulations at the federal, state and local government levels. These laws and regulations relate to, among other things:

o    licensure, certification and accreditation,

o    billing, coverage, and reimbursement for supplies and services,

o    relationships with physicians and other referral sources,

o    adequacy and quality of medical care,

o    quality of medical equipment and services,

o    qualifications of medical and support personnel,

o confidentiality, maintenance and security issues associated with medical records,

o the screening, stabilization and transfer of patients who have emergency medical conditions,

o    building codes,

o    environmental protection,

o    clinical research,

o    operating policies and procedures, and

o    addition of facilities and services.

         Many of these laws and regulations are expansive, and we do not always have the benefit of significant regulatory or judicial interpretation of them. In the future, different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs, operating procedures, and contractual arrangements.

         If we fail to comply with applicable laws and regulations, we could be subjected to liabilities, including:

o    criminal penalties,

o civil penalties, including monetary penalties and the loss of our licenses to operate one or more of our facilities, and



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o    exclusion of one or more of our facilities from participation in the
     Medicare, Medicaid and other federal and state healthcare programs.

         A number of initiatives have been proposed during the past several years to reform various aspects of the healthcare system at the federal level and in the states in which we operate. Current or future legislative initiatives, government regulations or other government actions may have a material adverse effect on us.

OTHER COMPANIES WITHIN THE HEALTHCARE INDUSTRY CONTINUE TO BE THE SUBJECT OF FEDERAL AND STATE INVESTIGATIONS, WHICH INCREASES THE RISK THAT WE MAY BECOME SUBJECT TO INVESTIGATIONS IN THE FUTURE.

         Both federal and state government agencies as well as private payors have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare organizations including hospital companies. These investigations relate to a wide variety of topics, including:

o    cost reporting, charge structure and billing practices,

o    quality of care,

o    financial relationships with referral sources, and

o    medical necessity of services provided.

         In addition, the OIG and the U.S. Department of Justice have, from time to time, undertaken national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Moreover, healthcare providers are subject to civil and criminal false claims laws, including the federal False Claims Act, which allows private parties to bring what are called whistleblower lawsuits against private companies doing business with or receiving reimbursement under government programs. These are sometimes referred to as "qui tam" lawsuits. Because qui tam lawsuits are filed under seal, we could be named in one or more such lawsuits of which we are not aware. Defendants determined to be liable under the False Claims Act may be required to pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. Typically, each fraudulent bill submitted by a provider is considered a separate false claim, and thus the penalties under a false claim case may be substantial. Liability arises when an entity knowingly submits a false claim for reimbursement to a federal health care program. In some cases, whistleblowers or the federal government have taken the position that providers who allegedly have violated other statutes, such as the anti-kickback statute or the Stark Law, have thereby submitted false claims under the False Claims Act.

         Some states have adopted similar state whistleblower and false claims provisions. Publicity associated with the substantial amounts paid by other healthcare providers to settle these lawsuits may encourage current and former employees of ours and other healthcare providers to seek to bring more whistleblower lawsuits. Some of our activities could become the subject of governmental investigations or inquiries. For example, we have significant Medicare and Medicaid billings, and hospital and other healthcare facility arrangements involving physician investors. We are not aware of any current governmental investigations specifically involving any of our facilities, our executives or managers. Any future investigations of us, our executives or managers could result in significant liabilities or penalties to us, as well as adverse publicity. See "Business -- Regulation."

IF LAWS GOVERNING THE CORPORATE PRACTICE OF MEDICINE CHANGE, WE MAY BE REQUIRED TO RESTRUCTURE SOME OF OUR RELATIONSHIPS.

         The laws of various states in which we operate or may operate in the future do not permit business corporations to practice medicine, exercise control over physicians who practice medicine or engage in various business practices, such as fee-splitting with physicians. The interpretation and enforcement of these laws vary significantly from state to state. We are not required to obtain a license to practice medicine in any jurisdiction in which we own or operate a hospital or other facility because our facilities are not engaged in the practice of medicine. The physicians who use our facilities to provide care to their patients are individually licensed to practice medicine. In most instances, the physicians and physician group practices are not affiliated with us other than through the physicians' ownership interests in the hospitals and through the service and lease agreements we have with some of these physicians.

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IF LAWS GOVERNING OUR CONSULTING AND MANAGEMENT RELATIONSHIPS WITH PHYSICIANS
CHANGE, WE MAY BE REQUIRED TO RESTRUCTURE SOME OF THESE RELATIONSHIPS.

         We also provide consulting and management services to some physicians and physician group practices. Although we believe that our arrangements with these and other physicians and physician group practices comply with applicable laws, we cannot assure you that a government agency charged with enforcement of these laws, or a private party, might not assert a contrary position. If our arrangements with these physicians and physician group practices were deemed to violate state corporate practice of medicine, fee-splitting or similar laws, or if new laws were enacted rendering these arrangements illegal, we may be required to restructure our relationships with physicians and physician groups which may have a material adverse effect on our business.

IF GOVERNMENT LAWS OR REGULATIONS CHANGE OR THE ENFORCEMENT OR INTERPRETATION OF THEM CHANGE, WE MAY BE OBLIGATED TO PURCHASE SOME OR ALL OF THE OWNERSHIP INTERESTS OF THE PHYSICIANS ASSOCIATED WITH US.

         Changes in government regulation or changes in the enforcement or interpretation of existing laws or regulations could obligate us to purchase at the then fair market value some or all of the ownership interests of the physicians who have invested in the ventures that own and operate our hospitals. Regulatory changes that could create this obligation include changes that:

o make illegal the referral of Medicare or other patients to our hospitals by physicians affiliated with us,

o create the substantial likelihood that cash distributions from the hospitals to our physician partners will be illegal, or

o make illegal the ownership by our physician partners of their interests in the hospitals.

         Physician ownership of our hospitals ranges from 21.3% to 49.0%. From time to time, we may voluntarily seek to increase our ownership interest in one or more of our hospitals. We may seek to use shares of our common stock to purchase physicians' ownership interests instead of cash. If the use of our stock is not permitted or attractive to us or our physician partners, we may use cash or promissory notes to purchase the physicians' ownership interests. Our existing capital resources may not be sufficient for the acquisition or the use of cash may limit our ability to use our capital resources elsewhere, limiting our growth and impairing our operations. The creation of these obligations and the possible adverse effect on our affiliation with these physicians could have a material adverse effect on us.

WE MAY HAVE A SPECIAL LEGAL RESPONSIBILITY TO OUR PARTNERS THAT MAY PREVENT US FROM ACTING SOLELY IN OUR BEST INTERESTS.

         We hold our ownership interests in hospitals and other healthcare businesses through ventures organized as limited liability companies or limited partnerships. As general partner, manager or owner of the majority interest in these entities, we may have a special legal responsibility, known as a fiduciary duty, to our partners who own an interest in a particular entity. This special legal responsibility includes not only a duty of care and a duty of full disclosure but also a duty to act in good faith at all times as manager or general partner of the limited liability company or limited partnership. This duty of good faith includes primarily an obligation to act in the best interest of each business, without being influenced by any conflict of interest we may have as a result of our own business interests.

         We also have a duty to operate our business for the benefit of our stockholders. As a result, we may encounter conflicts between our special legal responsibilities to our partners in our hospitals and other healthcare businesses, and our responsibility to our stockholders. For example, we have entered into management agreements to provide management services to our hospitals in exchange for a fee. Disputes may arise with our partners as to the nature of the services to be provided or the amount of the fee to be paid. In these cases, as manager or general partner we may be obligated to exercise reasonable, good faith judgment to resolve the disputes and may not be free to act solely in our own best interests or the interests of our stockholders. We cannot assure you that any dispute between us and our partners with respect to a particular business decision or regarding the interpretation of the provisions of the hospital operating agreement will be resolved or that, as a result of these special legal responsibilities we may have to them, any dispute resolution will be on terms favorable or satisfactory to us.

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MATERIAL DECISIONS REGARDING THE OPERATIONS OF OUR FACILITIES REQUIRE CONSENT OF
OUR PHYSICIAN AND COMMUNITY HOSPITAL PARTNERS, AND WE MAY BE UNABLE AS A RESULT TO TAKE ACTIONS THAT WE BELIEVE ARE IN OUR BEST INTEREST.

         The physician and community hospital partners in our healthcare businesses participate in material strategic and operating decisions we make for these facilities. They may do so through their representatives on the governing board of the subsidiary that owns the hospital or a requirement in the governing documents that we obtain the consent of their representatives before taking specified material actions. These actions may include such matters as employing key members of the management team, adopting the annual operating budget and making capital expenditures in excess of specified amounts. We must also generally obtain the consent of our physician and other hospital partners or their representatives before making any material amendments to the operating or partnership agreement for the business or admitting additional members or partners. Although they have not done so to date, these rights to approve material decisions could in the future limit our ability to take actions that we believe are in our best interest and the best interest of the business. We may not be able to resolve favorably any dispute regarding material decisions with our physician or other hospital partners.

UNINSURED RISKS FROM LEGAL ACTIONS RELATED TO PROFESSIONAL LIABILITY COULD ADVERSELY AFFECT OUR CASH FLOW AND OPERATING RESULTS.

         In recent years, physicians, hospitals, diagnostic centers and other healthcare providers have become subject, in the normal course of business, to an increasing number of legal actions alleging negligence in performing services, negligence in allowing unqualified physicians to perform services or other legal theories as a basis for liability. Many of these actions involve large monetary claims and significant defense costs. We may be subject to such legal actions even though a particular physician at our hospitals or other facilities is not our employee and the governing documents for the medical staffs of each of our hospitals require physicians who provide services, or conduct procedures, at our hospitals to meet all licensing and specialty credentialing requirements and to maintain their own professional liability insurance.

         On June 1, 2002, our three-year combined insurance policy that provided medical malpractice claims coverage on a claims-made, first-dollar basis expired, and we entered into a new partially self-insured coverage program. At that time, we purchased a tail insurance policy to provide first-dollar coverage for claims incurred prior to June 1, 2002, but not reported as of that date under the expired claims-made policy. We recognized the full cost of the tail insurance policy as an operating expense in the third quarter of fiscal 2002 as required by generally accepted accounting principles in the United States. From June 1, 2002 through May 31, 2003, we were partially self-insured under a claims-made policy providing coverage for claim amounts in excess of $2.0 million of retained liability per claim. Effective June 1, 2003, we entered into a new one-year claims-made policy providing coverage for claim amounts in excess of $3.0 million of retained liability per claim, subject to $5.0 million of retained liability per claim for the first two claims reported during the policy year at one of our hospitals. There can be no assurance that we will be able to renew our current one-year policy when it expires on acceptable terms, or at all. We have established a reserve for malpractice claims based on actuarial estimates made by an independent third party, who based the estimates on our historical experience with malpractice claims and assumptions about future events. Due to the considerable variability that is inherent in such estimates, including such factors as changes in medical costs and changes in actual experience, there is a reasonable possibility that the recorded estimates will change by a material amount in the near term. Also, there can be no assurance that the ultimate liability we experience under our self-insured retention for medical malpractice claims will not exceed our estimates. It is also possible that such claims could exceed the scope of coverage, or that coverage could be denied.

         We expect that both the premium costs and the self-insured retention under our various general and professional liability risk programs will increase our other operating expenses during the next twelve months. As we open new hospitals and diagnostic and therapeutic centers, we also expect to incur additional premium costs and self-insured retention costs to reflect the additional risk exposure.

OUR RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED FROM TIME TO TIME BY THE UNREIMBURSED COST OF NEW TECHNOLOGIES.

         One major element of our business model is to focus on the treatment of patients suffering from cardiovascular disease. Our commitment and that of our physician partners to treating cardiovascular disease often requires us to purchase newly approved pharmaceuticals and devices that have been developed by pharmaceutical and device manufacturers to treat cardiovascular disease. At times, these new technologies receive required regulatory approval and become widely available to the healthcare market prior to becoming eligible for reimbursement by government and other payors. In

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addition, the clinical application of existing technologies may expand, resulting in their increased utilization. We cannot predict when new technologies will be available to the marketplace, the rate of acceptance of the new technologies by physicians who practice at our hospitals, and when or if, government and third-party payors will provide adequate reimbursement to compensate us for all or some of the additional cost required to purchase new technologies. As such, our results of operations may be adversely affected from time to time by the additional, unreimbursed cost of these new technologies.

         For example, in April 2003 the Federal Drug Administration, or FDA, approved the use of drug-eluting stents in certain cardiovascular procedures. Medicare has approved two diagnosis related groups, or DRGs, to provide additional reimbursement for cardiac procedures in which drug-eluting stents are utilized. However, the additional reimbursement provided by the two DRGs does not adequately compensate us for the additional supply cost associated with procedures that utilize more than one device. In addition, the utilization of automatic interior cardiac devices, or AICDs, has increased due to their clinical efficacy in treating certain types of cardiovascular disease. AICDs are high-cost cardiac devices that cost often exceeds the related reimbursement. We are unable to determine if the reimbursement for these procedures will increase to a level necessary to consistently reimburse us for the cost of the devices.



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